March 4, 2016

VIA EDGAR

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn:  Mr. Ed Bartze

Re:	Tortoise Energy Infrastructure Corporation (the “Fund”)

To the Commission:

Today the Fund filed via EDGAR a shelf Registration Statement on Form N-2 under the Securities Act of 1933 (the “Registration Statement”).  The Fund is hereby requesting selective review of the Registration Statement pursuant to Investment Company Act Release No. 13678 (February 23, 1984).  The Prospectus and SAI of the Fund contained in the Registration Statement are substantially similar to those contained in the Fund’s registration statement (File No. 333-165006) that was most recently declared effective on December 14, 2015.

Please call me at (816) 983-8362 with any questions you may have.

Sincerely,

/s/ Eric J. Gervais

Eric J. Gervais